OMB APPROVAL
                                                      --------------------------
                                                      OMB Number 3235-0287
----------  U.S. SECURITIES AND EXCHANGE COMMISSION   Expires: December 31, 2001
 FORM 4/A           Washington, D.C. 20549            Estimated average burden
----------                                            hours per response... 0.5
__   Check box if                                     --------------------------
     no longer subject
     to Section 16.
     Form 4 or Form 5
     obligations may continue.
     See Instruction 1(b).

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

     Posner, Gerald  D.
     16 Thornton Street
     Oakland, New Jersey 07436


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2. Issuer Name and Ticker or Trading Symbol

     Interlogix, Inc. - NASDAQ (ILXI)


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3. IRS Identification Number of Reporting
   Person, if an entity


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4. Statement (Month/Year)

     May 2001


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5. If Amendment, Date of Original (Month/Year)

     06/08/01


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6. Relationship of Reporting Person(s)
   to Issuer (Check all applicable)

    X   Director               10% Owner
        Officer (give title     Other (specify
                   below)              below)


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7. Individual or Joint/Group Filing
   (Check Applicable List)

      X  Form filed by One Reporting Person
         Form Filed by More than One Reporting
         Person

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             Table I - Non-Derivative Securities, Beneficially Owned
 -----------------------------------------------------------------------------------------------------------------------------------

 1. Title of Security    2. Transaction    3. Transaction   4. Securities       5. Amount of      6. Ownership Form: 7.Nature of
    (Instr. 3)              Date (Month/      Code             Acquired (A)        Securities        Direct (D) or     Indirect
                            Day/Year)         (Instr. 8)       or Disposed of      Beneficially      Indirect (I)      Beneficial
                                                               (D) (Inst. 3,       Owned at End      (Instr. 4)        Ownership
                                                               4 and 5)            of Month                            (Instr. 4)
                                                                                   (Inst. 3
                                                                                   and 4
                                                                   (A)
                                                                   or
                                           Code      V     Amount  (D)   Price
Common Stock, par
value $.01 per share     5/25/01             P              100    (A)   $23.80                         (I)            Held by
                                                                                                                          Wife

Common Stock, par
value $.01 per share     5/25/01             P              500    (A)   $23.62                         (I)            Held by
                                                                                                                          Wife

Common Stock, par
value $.01 per share     5/29/01             P              100    (A)   $24.00                         (I)            Held by
                                                                                                                          Wife

Common Stock, par
value $.01 per share     5/29/01             P              600    (A)   $24.23                         (I)            Held by
                                                                                                                          Wife

Common Stock, par
value $.01 per share     5/29/01             P              700    (A)   $24.25                         (I)            Held by
                                                                                                                          Wife

Common Stock, par
value $.01 per share     5/30/01             P              500    (A)   $24.15                         (I)            Held by
                                                                                                                          Wife

Common Stock, par
value $.01 per share     5/30/01             P            2,500    (A)   $24.25       5,229             (I)            Held by
                                                                                                                          Wife



Reminder:   Report  on  a  separate  line  for  each  class  of  securities beneficially  owned directly or  indirectly.

*If the form is filed by more than one reporting person, see
Instruction 5(b)(v).

                                                                          (Over)

      Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

                                         1 of 2

FORM 4/A (Continued)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
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1.Title of   2.Conver-  3.Trans-  4.Transac- 5.Number   6.Date        7.Title       8.Price   9.Number   10. Own-    11. Nature
  Derivative   sion or    action    tion       of         Exer-         and           of        of           ship        of
  Security     Exercise   Date      Code       Deriv-     cisable       Amount        Deriv-    Deriv-       Form        Indirect
  (Instr. 3)   Price of   (Month/   (Instr.    ative      and Ex-       of            ative     ative        of De-      Bene-
               Deriv-     Day/      8)         Secur-     pira-         Under-        Secur-    Secur-       rivative    ficial
               ative      Year)                ities      tion          lying         ity       ities        Secu-       Owner-
               Security                        Ac-        Date          Secur-        (Instr.   Bene-        rity:       ship
                                               quired     (Month/       ities         5)        ficially     Direct      (Instr.
                                               (A) or     Day/          (Instr.                 Owned at     (D) or      4)
                                               Disposed   Year)         3 and 4)                End of      Indirect
                                               of (D)                                           of Month     (I)
                                               (Instr.                                          (Instr.      (Instr.
                                               3, 4 and                                         4)           4)
                                               5)

                                     Code  V   (A)  (D)   Date   Ex-    Title Amount
                                                          Ex-    pir-         or
                                                          ercis- ation        Number
                                                          able   Date         of
                                                                              Shares


Option to       (1)      5/23/01       A   V  5,000       (2)  5/23/11  Common 5,000             5,000        (D)
Buy Common                                                              Stock
Stock
(right
to buy)
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Explanation of Responses:


(1)  The exercise price is $23.55, or the average of the high and the low price of the underlying stock on May 23,2001.

(2) The options vest in two equal installments. 2,500 options vest on May 23, 2002, and the remaining 2,500 options vest on May 23, 2003.



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB Number.


                              /s/ Gerald Posner                     08/30/01
                         ---------------------------------     ---------------
                             Name:  Gerald D. Posner                  Date
                            Title:  Director